SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS HALF-YEAR PROFITS OF €1.37BN
S.2022 TRAFFIC & FARES ABOVE S.2019 IN STRONG POST COVID RECOVERY
RISK OF COVID VARIANTS & UKRAINE OVERHANG H2 WINTER SCHEDULES

Ryanair Holdings today (7 Nov.) reported a strong half-year after tax profit of €1.37bn, compared to a pre- Covid (FY20) H1 profit of €1.15bn, due to record Q2 traffic, strong operational reliability and robust summer fares which in Q2 were 14% up on pre-Covid pricing.

	30 Sep. 2021	30 Sep. 2022	Change
Customers	39.1m	95.1m	+143%
Load Factor	79%	94%	+15pts
Revenue	€2.15bn	€6.62bn	+207%
Op. Costs	€2.20bn	€4.98bn*	+126%
Net (Loss)/ PAT	(€48m)	€1,371m*	n/m
EPS	(€0.04)	€1.11	n/m
* Non-IFRS financial measure, excl. €107m except. unrealised mark-to-market loss (timing unwind) on jet fuel caps.

During H1:
●       Summer traffic recovered strongly to 95.1m from 39.1m (+11% over pre-Covid 85.7m in FY20).
●       H1 fares up 7% on pre-Covid levels (Q2: +14%, offset by lower Q1 fares due to Ukraine invasion).
●       15 new bases and 770 new routes open in H1.
●       73 B737-8200 "Gamechangers" delivered for S.22 - 51 due for S.23 (124 total).
●       FY23 fuel 81% hedged at $67bbl (FY24 now 50% hedged at $93bbl).
●       Aircraft capex hedged at €/$ 1.24 until FY26.
●       Net debt cut to €0.5bn at 30 Sep. (from €1.45bn at 31 Mar.).

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"We continue to invest heavily in fuel efficient, environmentally friendly new aircraft technology.  Passengers who switch to Ryanair (from high-fare EU legacy airlines) can reduce their emissions by up to 50% per flight, proving that with Ryanair tourism growth can be delivered in a more sustainable manner.  During S.22 we operated 73 new B737 "Gamechanger" aircraft, which deliver 4% more seats per flight yet burn 16% less fuel and cut noise emissions by up to 40%.

We continue to invest to accelerate the production of sustainable aviation fuel (SAF).  Our partnership with Trinity College's Sustainable Aviation Research Centre is now in its second year and its activity has ramped up significantly.  Building on the recent success of our partnership with Neste to power up to one third of our Schiphol flights (AMS) with a 40% SAF blend, we signed a long-term deal with OMV in Sep. to purchase up to 160,000 tonnes of SAF at Ryanair airports across Austria, Germany and CEE.  Ryanair hopes to power 12.5% of flights using SAF and cut our CO₂ per pax/km by 10% to 60 grams by 2030.  As part of our carbon strategy, the Group recently concluded an agreement to retro-fit scimitar winglets on our 409 B737-800NG fleet (an investment valued at over $200m).  This retro-fit program commences in W.22 and will further reduce fuel burn by 1.5%. Through A4E, and the EU, we are campaigning to accelerate reform of European ATC to eliminate needless flight delays, which will substantially reduce fuel consumption and CO₂ emissions.

In recognition of our progress to date and our industry leading (CDP 'B') climate rating, Sustainalytics[1] has ranked Ryanair the No.1 airline in Europe for ESG performance.  In June we submitted Ryanair's commitment letter to SBTi [2] and we will work with them over the next 2 years to verify our ambitious targets to become net carbon zero by 2050.

SOCIAL:

Pay restoration:
At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. These agreements successfully delivered job security through the 2 years of the Covid pandemic, as Ryanair maintained not only the jobs but also the licences of our crews.  This investment positioned Ryanair as the best prepared airline for the post-Covid traffic recovery.  By keeping our crews current, and recruiting early, Ryanair avoided the crew shortages which caused so many competitor cancellations and disruptions in Summer 2022. Since Spring 2022 we have worked with our union partners to negotiate accelerated pay restoration as part of long-term deals on pay and rosters which run until 2026 or 2027. Long-term agreements have, to date, been concluded to cover over 90% of our pilots and cabin crew.

Under these long-term agreements, full pay restoration was brought forward by 24 months to Apr. 2023, subject to our business recovery.  However, following the Group's strong H1 financial and operational performance, we will now bring forward the full restoration of pay for all crews covered by these long-term agreements to 1 Dec. 2022 (instead of Apr. 2023).  These crews will now receive their full pay restoration in the Christmas payroll. While considerable uncertainty hovers over the remainder of FY23, it has always been our priority to restore pay as soon as our business recovers. These long-term pay agreements with the vast majority of our people have now delivered fully restored pay 28 months earlier than previously agreed, and they will also deliver annual pay increases from 2024 until 2026 as we create thousands of new well-paid crew jobs and grow traffic to 225m p.a. by FY26.

We have written today to the tiny minority of unions representing the less than 10% of pilots and cabin crew who have so far failed to reach agreements on accelerated restoration, urging them to return to negotiations. We look forward to concluding early agreements with them on similar terms to the existing negotiated agreements which will then cover all of our people.

Training, Customer Panel & CSAT:
Ryanair recently took delivery of the first of 8 new CAE full flight simulators (value over $80m).  We will expand our state-of-the art training facilities over the next 3-years and are close to selecting suitable locations for 2 new training centres (a €100m investment) in CEE and the Iberian Peninsula.  Over recent months we've continued to invest in engineering and maintenance, and announced new hangar facilities in Malta, Kaunas (Lith.) and Shannon (Ire.).  These new facilities will enable us to create more cadets and apprenticeships for school leavers, bringing through the next generation of highly skilled aviation professionals.

Over 37,000 of our passengers recently applied to join our Customer Panel which has expanded to include reps from Austria, France, Germany, Ireland, Italy, Poland, Portugal, Spain and the UK.  The new Panel met in Dublin in Oct. and provided valuable insights and suggestions to help us to further improve Ryanair's offers and customer care.  While CSAT scores were impacted by numerous ATC delays/strikes this summer and lengthy airport security queues (particularly in Q1), Ryanair's operational resilience, reliability and friendly crew meant that we still recorded a very strong 83% rating across H1.

OP. PERFORMANCE & GROWTH:
Our Group airlines delivered an industry leading operations performance and robust post Covid traffic recovery in H1.  This summer we operated at 115% of our pre-Covid capacity, completed over 3,000 daily flights and delivered record traffic across peak S.22, despite unprecedented ATC disruptions and regrettable airport security delays (primarily in Q1).

We had 73 Gamechangers in our fleet for peak S.22.  Our growth is being hampered by Boeing's inability to meet its delivery schedule in Q3, despite their previous assurances that Ryanair deliveries would be "prioritised".  We expect Boeing will only deliver 10 or 12 of the contracted 21 Gamechangers due before Christmas.  Boeing assure us that they will deliver all scheduled 51 Gamechangers ahead of peak S.23, although there is a risk that some of these deliveries could slip.  We are planning FY24 growth based on 51 extra aircraft for peak S.23 and we continue to recruit and train substantial numbers of pilots, cabin crew and engineers.  During H1, Ryanair announced 100 new routes for W.22 and most of our S.23 capacity is now on sale on www.ryanair.com. Our Routes teams continue to lock-in long term traffic recovery growth deals with airport partners across Europe which will reinforce Ryanair's market share growth and cost leadership in Europe.

Over the past 3 years, numerous airlines went bankrupt and many legacy carriers (incl. Alitalia, TAP, SAS and LOT) significantly cut their fleets and passenger capacity, even while 'doping' on multi-billion-euro State Aid packages.  These structural capacity reductions have created enormous growth opportunities for Ryanair to deploy our new, fuel efficient, B737 Gamechangers and as a result our market shares have surged across major EU markets.  Our reliability, lowest (ex-fuel) unit costs, very strong fuel and US$ hedges, fleet ownership and strong balance sheet ensures that the Group is well placed to grow profitability and traffic to 225m p.a. by FY26.

H1 FY23 BUSINESS REVIEW:

Revenue & Costs:
H1 scheduled revenues increased almost 250% to €4.42bn as traffic recovered strongly from 39.1m to 95.1m (at a 94% load factor).  Record Q2 traffic and strong peak summer fares (+14% over pre-Covid) offset a weak Easter in Q1, which saw traffic and fares damaged by Russia's invasion of Ukraine in late Feb.  Ancillary revenue delivered a solid performance with spend increasing to €23 per passenger.  Total revenue jumped by over 200% to €6.62bn.

While sectors more than doubled and traffic increased 143%, operating costs rose just 126% to €4.98bn (incl. a 205% increase in fuel to €2.18bn), driven by lower variable costs, higher load factors and improved fuel burn from our Gamechanger fleet.  Cost per passenger (ex-fuel) fell below €30 in H1 (slightly lower than the same period pre-Covid).

Our FY23 jet fuel requirements are 81% hedged at an ave. of $67bbl and during H1 we raised our FY24 jet fuel hedges to 50% at approx. $93bbl.  Forex is also well hedged with over 80% of FY23 €/$ opex hedged at 1.14 and almost 20% of FY24 hedged at 1.08.  Our Boeing order book is fully hedged at €/$ 1.24 out to FY26.  This very strong hedge position helps insulate Ryanair from recent spikes in fuel prices and the US$ and gives our Group airlines a huge cost advantage over our EU competitors, especially this winter and into FY24.

Balance Sheet & Liquidity:
Ryanair's balance sheet is one of the strongest in the industry with a BBB (stable) credit rating (S&P and Fitch).  Net debt at 30 Sep. has fallen to €0.5bn (from €1.45bn at 31 Mar.), despite €0.9bn capex.  Almost all of the Group's fleet of B737s are owned and over 90% are unencumbered which widens our cost advantage at a time when interest rates and leasing costs of our competitors are rising. Our focus over the next year is the repayment of €1.6bn of maturing bonds while returning our balance sheet to a broadly zero net debt position.  The strength of our balance sheet ensures that the Group is well positioned to exploit the many growth opportunities that are currently emerging as we grow to 225m passenger p.a. by FY26.

RECESSION & PRICE INFLATION:
Concerns about the impact of recession and rising consumer price inflation on Ryanair's business model have been greatly exaggerated in recent months.  As the lowest cost producer in Europe, we expect to grow strongly in a recession as consumers won't stop flying, but rather they will become more price sensitive.  Like Aldi, Lidl, Ikea and other price leaders our very strong post Covid recovery shows that price will continue to drive market share gains as we add low cost, more fuel efficient, aircraft to our fleet over the next 4 years.  As Europe recovers from the 2-year Covid pandemic there has been a considerable contraction of short haul capacity, much of which will not return in the medium term.  Most of our EU competitors have cut capacity by up to 20% this Winter while Ryanair will offer 10% more seats than pre-Covid.

As our H1 traffic and market share growth shows, millions of passengers are switching to fly with Ryanair for our lower prices, our industry leading reliability and our greener, fuel efficient aircraft. Consumer propensity to travel remains high in Europe as a result of full employment, rising wages and 2 years of pent-up-demand and accumulated savings while people were 'locked up' during Covid.  We expect these strong fundamentals will continue to underpin robust traffic and ave. fare growth for the next 18-months at least, and Ryanair will be the main beneficiary of these trends so long as there are no negative developments this Winter such as Covid variants or Ukraine.

OUTLOOK:
The recovery for the remainder of FY23 remains fragile and could yet be impacted by new Covid variants or adverse geopolitical events such as Ukraine.  However forward bookings (both traffic and fares) remain strong over the Oct. school mid-terms and into the peak Christmas travel period.  We hope to avoid any repeat of last year's Omicron lockdowns which damaged last Christmas at such short notice. As is normal, at this time of year, we have almost zero visibility into Q4 which is traditionally our weakest quarter and which this year doesn't have any Easter benefit.

While we remain dependent on Boeing meeting their delivery commitments, especially for Christmas extras and Spring mid-term, we are modestly raising our FY23 traffic guidance to 168m passengers (previously 166.5m), up 13% on our pre-Covid traffic.  We remain hopeful that full-year fares will remain ahead of FY20 (pre-Covid) by a mid-to-high single digit percentage but we remain cautious that yields could be impacted at very short notice in H2 as they were last year by Omicron in late Nov. which damaged Christmas and the Ukraine invasion on 24 Feb. which so clearly damaged Mar. and Apr. traffic.  If we are fortunate to avoid such negative events like Covid and Ukraine in H2 then, thanks to our very strong traffic recovery, our advantageous fuel and currency hedges and our widening cost and market share leadership over competitors, we are hopeful that we will minimise our winter losses which would enable us to deliver an FY23 PAT (pre-exceptionals) in a range of €1.00bn to €1.20bn.  This cautious guidance will remain hugely dependent on not suffering adverse events this Winter (as we did last, which were clearly beyond our control)."

ENDS

For further information
please contact:                        Neil Sorahan                                     Piaras Kelly
                                                Ryanair Holdings plc                        Edelman
                                                Tel: +353-1-9451212                        Tel: +353-1-5921330

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 168m guests p.a. on approx. 3,000 daily flights from 88 bases, the Group connects 234 airports in 37 countries on a fleet of 517 aircraft, with a further 132 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 225m p.a. by FY26. Ryanair has a team of over 19,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 37-year safety record. Ryanair is Europe's greenest, cleanest, major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to major European legacy airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance cover, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at September 30, 2022 (unaudited)
		At Sep 30, 2022	At Mar 31, 2022
	Note	€M	€M
Non-current assets
Property, plant and equipment	8	9,278.4	9,095.1
Right-of-use asset	8	220.7	133.7
Intangible assets		146.4	146.4
Derivative financial instruments	9	312.8	185.1
Deferred tax		3.7	42.3
Other assets		140.1	72.1
Total non-current assets		10,102.1	9,674.7

Current assets
Inventories		4.5	4.3
Other assets		663.6	401.1
Trade receivables	9	78.0	43.5
Derivative financial instruments	9	1,157.5	1,400.4
Restricted cash	9	22.7	22.7
Financial assets: cash > 3 months	9	2,844.7	934.1
Cash and cash equivalents	9	1,724.2	2,669.0
Total current assets		6,495.2	5,475.1

Total assets		16,597.3	15,149.8

Current liabilities
Provisions		4.8	9.2
Trade payables	9	1,225.4	1,029.0
Accrued expenses and other liabilities		2,716.8	2,992.8
Current lease liability		47.5	56.9
Current maturities of debt	9	1,829.1	1,224.5
Derivative financial instruments	9	139.4	38.6
Current tax		53.9	47.7
Total current liabilities		6,016.9	5,398.7

Non-current liabilities
Provisions		159.3	94.1
Trade payables	9	51.3	49.2
Derivative financial instruments	9	115.3	-
Deferred tax		327.5	266.5
Non-current lease liability		193.7	81.4
Non-current maturities of debt	9	3,067.2	3,714.6
Total non-current liabilities		3,914.3	4,205.8

Shareholders' equity
Issued share capital	10	6.9	6.8
Share premium account	10	1,360.8	1,328.2
Retained earnings		4,134.1	2,880.9
Other undenominated capital		3.5	3.5
Other reserves		1,160.8	1,325.9
Shareholders' equity		6,666.1	5,545.3

Total liabilities and shareholders' equity		16,597.3	15,149.8

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Income Statement for the Half-Year ended September 30, 2022 (unaudited)

		Pre- Except.	Pre-Except. Half-Year Ended Sep 30,	Except. Half-Year Ended Sep 30,	IFRS Half-Year Ended Sep 30,	IFRS Half-Year Ended Sep 30,
		Change	2022	2022	2022	2021
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+248%	4,424.8	-	4,424.8	1,273.3
Ancillary revenues		+149%	2,191.3	-	2,191.3	881.6
Total operating revenues	7	+207%	6,616.1	-	6,616.1	2,154.9
Operating expenses
Fuel and oil		-205%	2,177.1	122.8	2,299.9	713.1
Airport and handling charges		-106%	692.9	-	692.9	336.9
Staff costs		-93%	583.7	-	583.7	303.1
Route charges		-119%	503.4	-	503.4	230.0
Depreciation		-35%	453.1	-	453.1	336.2
Marketing, distribution and other		-118%	367.4	-	367.4	168.3
Maintenance, materials and repairs		-70%	200.3	-	200.3	117.8
Total operating expenses		-126%	4,977.9	122.8	5,100.7	2,205.4

Operating profit/(loss)			1,638.2	(122.8)	1,515.4	(50.5)
Other expenses
Net finance expense		+19%	(36.2)	-	(36.2)	(44.7)
Foreign exchange			(56.5)	-	(56.5)	(4.7)
Total other expenses			(92.7)	-	(92.7)	(49.4)

Profit/(loss) before tax			1,545.5	(122.8)	1,422.7	(99.9)

Tax (expense)/credit on profit/(loss)	4		(174.7)	15.4	(159.3)	52.3

Profit/(loss) for the half-year - all attributable to equity holders of parent			1,370.8	(107.4)	1,263.4	(47.6)

Earnings per ordinary share (€)
Basic					1.1129	(0.0422)
Diluted					1.1101	(0.0422)
Weighted avg. no. of ord. shares (in Ms)
Basic					1,135.2	1,128.4
Diluted					1,138.1	1,128.4

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Income Statement for the Quarter ended September 30, 2022 (unaudited)

			Pre-Except.	Except.	IFRS	IFRS
			Quarter	Quarter	Quarter	Quarter
		Pre-	Ended	Ended	Ended	Ended
		Except. Change	Sep 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+163%	2,848.4	-	2,848.4	1,081.4
Ancillary revenues		+66%	1,166.2	-	1,166.2	703.0
Total operating revenues	7	+125%	4,014.6	-	4,014.6	1,784.4

Operating expenses
Fuel and oil		-106%	1,144.4	142.8	1,287.2	556.5
Airport and handling charges		-42%	355.5	-	355.5	249.8
Staff costs		-61%	309.2	-	309.2	192.1
Route charges		-43%	254.4	-	254.4	177.7
Depreciation		-12%	226.7	-	226.7	201.9
Marketing, distribution and other		-101%	193.7	-	193.7	96.4
Maintenance, materials and repairs		-100%	112.1	-	112.1	56.0
Total operating expenses		-70%	2,596.0	142.8	2,738.8	1,530.4

Operating profit			1,418.6	(142.8)	1,275.8	254.0
Other expenses
Net finance expense		+31%	(16.1)	-	(16.1)	(23.3)
Foreign exchange			(40.0)	-	(40.0)	(6.1)
Total other expenses			(56.1)	-	(56.1)	(29.4)

Profit before tax			1,362.5	(142.8)	1,219.7	224.6

Tax (expense)/credit on profit			(161.7)	17.9	(143.8)	0.4

Profit for the quarter - attributable to equity holders of parent			1,200.8	(124.9)	1,075.9	225.0

Earnings per ordinary share (€)
Basic					0.9474	0.1994
Diluted					0.9456	0.1975
Weighted avg. no. ord. shares (in Ms)
Basic					1,135.7	1,128.6
Diluted					1,137.8	1,139.5

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year ended
September 30, 2022 (unaudited)
	Half-Year	Half-Year
	Ended	Ended
	Sep 30, 2022	Sep 30, 2021
	€M	€M

Profit/(loss) for the half-year	1,263.4	(47.6)

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	(170.2)	324.3
Other comprehensive (loss)/income for the half-year, net of income tax	(170.2)	324.3
Total comprehensive income for the half-year - all attributable to equity holders of parent	1,093.2	276.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter ended
September 30, 2022 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30, 2022	Sep 30, 2021
	€M	€M

Profit for the quarter	1,075.9	225.0

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(639.5)	234.7
Other comprehensive (loss)/income for the quarter, net of income tax	(639.5)	234.7
Total comprehensive income for the quarter - all attributable to equity holders of parent	436.4	459.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2022 (unaudited)
		Half-Year	Half-Year
		Ended	Ended
		Sep 30, 2022	Sep 30, 2021
	Note	€M	€M
Operating activities
Profit/(loss) after tax		1,263.4	(47.6)

Adjustments to reconcile profit/(loss) after tax to net cash from operating activities
Depreciation		453.1	336.2
(Increase) in inventories		(0.2)	-
Tax expense/(credit) on profit/(loss)		159.3	(52.3)
Share based payments		8.4	5.2
(Increase) in trade receivables		(34.5)	(21.1)
(Increase) in other assets		(254.4)	(118.5)
Increase in trade payables		262.3	248.1
(Decrease)/increase in accrued expenses		(259.8)	693.5
Increase in provisions		60.8	9.6
Increase in finance income		0.9	-
(Increase) in finance expense		(11.9)	(22.1)
Foreign exchange and fair value*		110.0	-
Income tax (paid)/received		(0.7)	8.5
Net cash inflow from operating activities		1,756.7	1,039.5

Investing activities
Capital expenditure - purchase of property, plant and equipment		(899.6)	(311.4)
Disposal proceeds		4.9	28.2
Supplier reimbursements	8	127.5	113.9
Decrease in restricted cash		-	11.4
(Increase)/decrease in financial assets: cash > 3 months		(1,910.6)	365.5
Net cash (used in)/from investing activities		(2,677.8)	207.6

Financing activities
Net proceeds from shares issued	10	19.1	4.4
Proceeds from long term borrowings		-	1,192.0
Repayments of long term borrowings		(80.7)	(943.3)
Lease liabilities paid		(26.2)	(28.6)
Net cash (used in)/from financing activities		(87.8)	224.5

(Decrease)/increase in cash and cash equivalents		(1,008.9)	1,471.6
Net foreign exchange differences		64.1	(4.1)
Cash and cash equivalents at beginning of the period		2,669.0	2,650.7
Cash and cash equivalents at end of the period	9	1,724.2	4,118.2

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		3.1	-
Interest income paid		(46.3)	(61.9)

*Includes an exceptional loss of €122.8M pre-tax, attributable to the fair value measurement of jet fuel call options.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year ended
September 30, 2022 (unaudited)
	Ordinary Shares	Issued Share Capital	Share Premium Account	Retained Earnings	Other Undenom. Capital	Other Reserves Hedging	Other Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the half-year	-	-	-	(47.6)	-	-	-	(47.6)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	324.3	-	324.3
Total other comprehensive income	-	-	-	(47.6)	-	324.3	-	276.7
Total comprehensive income	-	-	-	(47.6)	-	324.3	-	276.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.7	-	4.4	-	-	-	-	4.4
Share-based payments	-	-	-	-	-	-	5.2	5.2
Transfer of exercised and expired share based awards	-	-	-	0.9	-		(0.9)	-
Balance at September 30, 2021	1,128.8	6.7	1,166.0	3,185.6	3.5	535.6	35.5	4,932.9
Loss for the half-year	-	-	-	(193.2)	-	-	-	(193.2)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	759.8	-	759.8
Total other comprehensive income	-	-	-	-	-	759.8	-	759.8
Total comprehensive income	-	-	-	(193.2)	-	759.8	-	566.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.8	0.1	107.8	(65.5)	-	-	-	42.4
Additional share premium on the allotment of shares			54.4	(54.4)	-	-	-	-
Share-based payments	-	-	-	-	-	-	3.4	3.4
Transfer of exercised and expired share based awards	-	-	-	8.4	-	-	(8.4)	-
Balance at March 31, 2022	1,134.6	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3
Profit for the half-year	-	-	-	1,263.4	-	-	-	1,263.4
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(170.2)	-	(170.2)
Total other comprehensive loss	-	-	-	-	-	(170.2)	-	(170.2)
Total comprehensive income	-	-	-	1,263.4	-	(170.2)	-	1,093.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.6	0.1	32.6	(13.5)	-	-	-	19.2
Share-based payments	-	-	-	-	-	-	8.4	8.4
Transfer of exercised and expired share based awards	-	-	-	3.3	-	-	(3.3)	-
Balance at September 30, 2022	1,137.2	6.9	1,360.8	4,134.1	3.5	1,125.2	35.6	6,666.1

Ryanair Holdings plc and Subsidiaries

MD&A Half-Year Ended September 30, 2022

Introduction
The Ryanair Group's fleet was effectively grounded due to European Governments' Covid-19 travel restrictions/ lockdowns for much of the prior year comparative (notably the months of April to June).  Sectors (+105%) and traffic (+143%) are therefore significantly higher in the half-year ended September 30, 2022. The following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the half-year ended September 30, 2022 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, has utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased and remains volatile. An exceptional unrealised mark-to-market loss of €107M (post-tax) was recorded on the Group's jet fuel call options at September 30, 2022. This is effectively an unwind of the cumulative €132M (post-tax) unrealised mark-to-market gain recorded at periods ended March 31, 2022 (€114M) and June 30, 2022 (€18M).

Income Statement

Scheduled revenues:
Scheduled revenues increased by 248% to €4.43BN due to a 143% increase in traffic, from 39.1M to 95.1M and 43% higher average fares (a 7% increase on the same period pre Covid-19).

Ancillary revenues:
Ancillary revenues increased by 149% to €2.19BN as traffic grew (up 143%) and guests increasingly choose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues rose 207% to €6.62BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 205% to €2.18BN due to a 105% increase in sectors and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 106% to €693M, well below the 143% increase in traffic.

Staff costs:
Staff costs increased by 93% to €584M due to the larger fleet and ramp up of activities, the roll-off of Covid-19 payroll support schemes and the commencement of pay restoration during the period.

Route charges:
Route charges increased by 119% to €503M, ahead of the increase in sectors, due to higher Eurocontrol and ATC rates (despite a degradation in the quality of the services provided by ATC agencies during the half-year, particularly during peak Summer 2022).

Depreciation:
Depreciation increased by 35% to €453M, primarily due to higher amortisation resulting from increased aircraft utilisation (as sectors rose by 143%) and the delivery of 57 new Boeing 737-8200 "Gamechanger" aircraft.

Marketing, distribution and other:
Marketing, distribution and other rose by 118% to €367M due to higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 70% to €200M due to higher aircraft utilisation and the extension of 24 A320 aircraft leases to 2028 during the period.

Other expense:
Net finance expenses decreased 19% to €36.2M due to lower net debt (at mainly fixed interest rates), offset by higher cash balances and rising deposit interest rates. Foreign exchange translation was negatively impacted by the movement of the €/US$ exchange rate on balance sheet revaluations.

Balance sheet:
Gross cash increased by €966M to €4.59BN at September 30, 2022.
Gross debt increased by €60M to €5.14BN, primarily due to the extension of lease terms on 24 A320 aircraft at lower rentals, offset by debt repayments during the period.

Net debt was €546M at September 30, 2022. This is a €0.91BN reduction from €1.45BN at March 31, 2022.

Shareholders' equity:
Shareholders' equity increased by €1.11BN to €6.67BN in the period primarily due to a €1.27BN net profit and an IFRS hedge accounting unrealised loss for derivatives of €170M.

MD&A Quarter Ended September 30, 2022

Introduction
Traffic during the prior period comparative (quarter ended September 30, 2021) improved following the rollout of EU Digital Covid Certificates in July, 2021 however the Group still experienced a significant reduction in traffic as a result of European Government's Covid-19 travel restrictions/lockdowns. Sectors (+38%) and traffic (+60%) are therefore significantly higher in the quarter ended September 30, 2022. The following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended September 30, 2022 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, has utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased and remains volatile. An exceptional unrealised mark-to-market loss of €125M (post-tax) was recorded on the Group's jet fuel call options at September 30, 2022.  This is effectively an unwind of the cumulative €132M (post-tax) unrealised mark-to-market gain recorded at periods ended March 31, 2022 (€114M) and June 30, 2022 (€18M).

Income Statement

Scheduled revenues:
Scheduled revenues increased by 163% to €2.85BN due to a 60% increase in traffic, from 31.0M to 49.5M and 65% higher average fares (a 14% increase on the same quarter pre Covid-19).

Ancillary revenues:
Ancillary revenues increased by 66% to €1.17BN as traffic grew (up 60%) and guests increasingly choose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues rose 125% to €4.01BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 106% to €1.14BN due to a 38% increase in sectors flown and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 42% to €356M, well below the 60% increase in traffic.

Staff costs:
Staff costs increased by 61% to €309M due to the larger fleet, the ramp up of activities, the roll-off of Covid-19 payroll support schemes and the commencement of pay restoration during the period.

Route charges:
Route charges increased by 43% to €254M, ahead of the increase in sectors, due to an increase in Eurocontrol and ATC rates (despite a degradation in the quality of the services provided by ATC agencies during the quarter).

Depreciation:
Depreciation increased by 12% to €227M, primarily due to higher amortisation resulting from increased aircraft utilisation (as sectors rose 38%) and the delivery of 57 new Boeing 737-8200 "Gamechanger" aircraft.

Marketing, distribution and other:
Marketing, distribution and other rose by 101% to €194M due to higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 100% to €112M due to higher aircraft utilisation and the extension of 24 A320 aircraft leases to 2028 during the quarter.

Other expense:
Net finance expenses decreased 31% to €16M due to lower net debt (at mainly fixed interest rates), offset by higher cash balances and rising deposit interest rates. Foreign exchange translation was negatively impacted by the movement of the €/US$ exchange rate on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2022 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining six months of the year;

● Related party transactions; and

● Post balance sheet events.

Results of operations for the six-month period ended September 30, 2022 compared to the six-month period ended September 30, 2021, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The Group's recovery remains fragile and prone to shocks from any adverse Covid-19 developments. The full extent of such developments on the Group's longer-term operational and financial performance, many of which may be outside of the Group's control, are highly uncertain and cannot be predicted.

Russia's invasion of Ukraine in February 2022, and the subsequent spike in oil prices, has created another unexpected development which will overhang our industry until it is resolved.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance coverage, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, supply chain disruptions/delays, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K., and Continental Europe, including the risk of a recession or significant economic slowdown, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Group's Board of Directors are set forth on page 17 of the Group's 2022 annual report. Julie O'Neill retired from the Board in September 2022.

Related party transactions - Please see note 11.

Post balance sheet events - Please see note 12.

Going concern
The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. The continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●           The Group's net profit (pre-exceptional items) of €1.37BN in the half-year ended September 30, 2022;
●           The Group's liquidity, with almost €4.60BN cash at September 30, 2022, a €0.91BN reduction in net debt during the period (despite €0.90BN in Capex) and the Group's continued focus on cash management;
●           The Group's solid BBB credit ratings combined with a stable outlook (from both S&P and Fitch Ratings);
●           The Group's strong balance sheet position with over 90% of its B737 fleet unencumbered;
●           The Group's access to the debt capital markets, unsecured/secured bank debt and sale and lease back transactions;
●           Ongoing cost reductions across the Group;
●           The Group's strong fuel hedging position (FY23 fuel requirements are over 80% hedged and approximately 50% of FY24 jet fuel requirements are hedged); and
●           The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2022 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2022 Annual Report for the year ended March 31, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2022, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale, and leaseback transactions, secured and unsecured debt structures, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The September 30, 2022 figures and the September 30, 2021 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2022, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the half-year ended September 30, 2022 on November 4, 2022.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2022 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●         Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the half-year ended September 30, 2022.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have any or a material impact on our financial position or performance:

●       Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●       Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●       Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●       Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date.*
●       IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●       Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●       Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024).*
* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments
The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet. All derivatives, with the exception of jet fuel call options, are designated as cash flow hedges with the resulting gains or losses taken to other reserves. Jet fuel call options are measured at fair value with the resulting unrealised gains or losses taken to the income statement. At September 30, 2022, a net asset of €465M (2021: net asset of €238M) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, jet fuel call options, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €705M (2021: net asset €247M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the expected recovery of passenger demand and the subsequent flight schedules following the Covid-19 pandemic along with the potential for travel restrictions to be reimposed. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at September 30, 2022 the Group had entered into forward jet fuel hedging contracts covering approximately 66% of its estimated requirements for fiscal year 2023 (with a further 16% covered by jet fuel call options) and approximately 50% of its estimated requirements for fiscal year 2024. The Group believes these hedges (excluding the jet fuel call options) to be effective for hedge accounting purposes.

Long-lived assets - Useful lives, residual values and impairment
As at the half-year ended September 30, 2022, the Group had €9.28BN of property, plant and equipment long-lived assets, of which €9.11BN were aircraft and capitalised maintenance. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft's residual value is 15% of the current market value of new Boeing 737 aircraft, and each aircraft's useful life is determined to be 23 years. An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining life of the aircraft.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year has traditionally resulted in higher revenues and profits.

4.            Income tax expense

The Group's consolidated tax expense for the half-year ended September 30, 2022 of €159M (tax credit September 30, 2021: €52M) comprises a current tax charge of €7M and a deferred tax charge of €152M primarily relating to the temporary differences for property, plant and equipment and net operating losses.  This consolidated tax charge is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group's operating companies calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates.  No significant or unusual tax charges or credits arose during the period.  The effective tax rate of 11% for the half-year (September 30, 2021: 52%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At September 30, 2022 the Group had an operating fleet of 486 (2021: 438) Boeing 737 and 29 (2021: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At September 30, 2022 the Group had taken delivery of 77 of these aircraft. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently included within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022, and is included for comparative purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results.

Reportable segment information is presented as follows:

Half-Year Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	4,346.6	-	78.2	-	4,424.8
Ancillary revenue	2,191.3	-	-	-	2,191.3
Inter-segment revenue	381.6	417.5	231.8	(1,030.9)	-
Segment revenue	6,919.5	417.5	310.0	(1,030.9)	6,616.1

Reportable segment profit after income tax (i)	1,343.5	4.9	22.4	-	1,370.8

Other segment information:
Depreciation	427.4	-	25.7	-	453.1
Net finance expense	34.2	-	2.0	-	36.2
Capital expenditure	679.2	-	118.0	-	797.2

Segment assets	16,063.1	87.2	447.0	-	16,597.3
Segment liabilities	9,003.6	97.9	829.7	-	9,931.2

(i) Adjusted profit after tax in the half-year to September 30, 2022, excludes a net exceptional loss after tax of €107.4M, attributable to the fair value measurement of jet fuel call options.

Half-Year Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	1,241.4	-	31.9	-	1,273.3
Ancillary revenue	881.6	-	-	-	881.6
Inter-segment revenue	332.6	365.3	184.8	(882.7)	-
Segment revenue	2,455.6	365.3	216.7	(882.7)	2,154.9

Reportable segment (loss)/profit after income tax	(80.5)	29.6	3.3	-	(47.6)

Other segment information:
Depreciation	307.4	-	28.8	-	336.2
Net finance expense	42.8	-	1.9	-	44.7
Capital expenditure	553.3	-	1.9	-	555.2

Segment assets	13,729.0	95.0	245.5	-	14,069.5
Segment liabilities	8,430.0	87.0	619.6	-	9,136.6

Quarter Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	2,790.5	-	57.9	-	2,848.4
Ancillary revenue	1,166.2	-	-	-	1,166.2
Inter-segment revenue	189.8	212.4	116.8	(519.0)	-
Segment revenue	4,146.5	212.4	174.7	(519.0)	4,014.6

Reportable segment profit after income tax (i)	1,188.9	2.4	9.5	-	1,200.8

Other segment information:
Depreciation	215.0	-	11.7	-	226.7
Net finance expense	14.6	-	1.5	-	16.1
Capital expenditure	261.4	-	114.0	-	375.4

Segment assets	16,063.1	87.2	447.0	-	16,597.3
Segment liabilities	9,003.6	97.9	829.7	-	9,931.2

(i) Adjusted profit after tax in the three months to September 30, 2022, excludes a net exceptional loss after tax of €125M, attributable to the fair value measurement of jet fuel call options.

Quarter Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	1,055.9	-	25.5	-	1,081.4
Ancillary revenue	703.0	-	-	-	703.0
Inter-segment revenue	135.9	222.7	127.4	(486.0)	-
Segment revenue	1,894.8	222.7	152.9	(486.0)	1,784.4

Reportable segment profit after income tax	164.3	32.3	28.4	-	225.0

Other segment information:
Depreciation	187.5	-	14.4	-	201.9
Net finance expense	22.4	-	0.9	-	23.3
Capital expenditure	397.0	-	1.5	-	398.5

Segment assets	13,729.0	95.0	245.5	-	14,069.5
Segment liabilities	8,430.0	87.0	619.6	-	9,136.6

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other European countries" includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2022	Half-Year Ended Sep 30, 2021	Quarter Ended Sep 30, 2022	Quarter Ended Sep 30, 2021
	€M	€M	€M	€M

Italy	1,460.1	537.8	874.6	422.9
Spain	1,180.0	409.9	712.3	336.7
United Kingdom	947.6	219.2	565.8	190.4
Ireland	377.6	80.1	223.7	71.5
Other European countries	2,650.8	907.9	1,638.2	762.9
Total revenue	6,616.1	2,154.9	4,014.6	1,784.4

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

8.            Property, plant and equipment and Right of Use assets

Acquisitions and disposals
During the half-year ended September 30, 2022, net capital additions amounted to €0.7BN principally reflecting aircraft deliveries in the period, aircraft pre-delivery deposits and capitalised maintenance offset by supplier reimbursements of approximately €128M. Right of Use assets (reflecting A320 aircraft operating lease extensions to 2028) increased by €114M in the period.

9.            Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2022 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●         Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2022 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended September 30, 2022, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

●         Financial instruments not measured at fair value
●         Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2022 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

As at the end of the second quarter of fiscal year 2023, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	308.7	308.7	160.4	160.4
- Jet fuel & carbon derivative forward contracts	-	-	22.2	22.2
- Interest rate swaps	4.1	4.1	2.5	2.5
	312.8	312.8	185.1	185.1
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	688.7	688.7	313.7	313.7
- Jet fuel options	25.9	25.9	150.5	150.5
- Jet fuel & carbon derivative forward contracts	439.0	439.0	934.1	934.1
- Interest rate swaps	3.9	3.9	2.1	2.1
	1,157.5	1,157.5	1,400.4	1,400.4

Trade receivables*	78.0		43.5
Cash and cash equivalents*	1,724.2		2,669.0
Financial asset: cash > 3 months*	2,844.7		934.1
Restricted cash*	22.7		22.7
	5,827.1	1,157.5	5,069.7	1,400.4
Total financial assets	6,139.9	1,470.3	5,254.8	1,585.5
	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	115.3	115.3	-	-

Non-current maturities of debt:
- Long-term debt	871.2	871.8	924.8	927.1
- Promissory notes	153.0	153.0	-	-
- Bonds	2,043.0	1,867.9	2,789.8	2,792.1
	3,067.2	2,892.7	3,714.6	3,719.2
Trade payables	51.3	51.3	49.2	49.2
	3,233.8	3,059.3	3,763.8	3,768.4
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	114.7	114.7	7.6	7.6
- U.S. dollar currency forward contracts	24.7	24.7	31.0	31.0
	139.4	139.4	38.6	38.6
Current maturities of debt:
- Short-term debt	130.6	130.6	152.1	152.1
- Promissory notes	102.1	102.1	225.9	225.9
- Bonds	1,596.4	1,575.6	846.5	855.0
	1,829.1	1,808.3	1,224.5	1,233.0
Trade payables*	1,225.4		1,029.0
Accrued expenses*	1,257.4		953.0
	4,451.3	1,947.7	3,245.1	1,271.6
Total financial liabilities	7,685.1	5,007.0	7,008.9	5,040.0
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments

During the year ended March 31, 2022, the Group issued promissory notes with a cumulative value of €226M, that mature between December 2022 and October 2023. These notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

10.          Shareholders' equity and shareholders' returns

During the half-year ended September 30, 2022 2.6M ordinary shares were issued at strike prices between €6.25 and €8.35 per share following the exercise of vested options for total proceeds of €19M. There were no shareholder returns during the half-year ended September 30, 2022.

11.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2022 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2022 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

12.          Post balance sheet events

There were no significant post balance sheet events.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 ("Transparency Directive"), and the Transparency Rules of the Central Bank of Ireland.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●       prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Transparency Rules of the Central Bank of Ireland;
●       ensure the condensed set of financial statements has adequate disclosures;
●       select and apply appropriate accounting policies; and
●       make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)  the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2022 ("the interim financial information") which comprises  the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and Transparency Rules of the Central Bank of Ireland.

(2)  The interim financial information presented, as required by the Transparency Directive, includes:
a.    an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.    a description of the principal risks and uncertainties for the remaining 6 months of the financial year
c.     related parties' transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.    any changes in the related parties' transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy                                                                                  Michael O'Leary
Chairman                                                                                           Chief Executive
November 4, 2022

Independent review report to Ryanair Holdings plc
Report on the condensed consolidated interim financial statements
________________________________________________________________________________________________________________________________________________________________________________________________________
Our conclusion
We have reviewed Ryanair Holdings plc's condensed consolidated interim financial statements (the "interim financial statements") in the half-yearly financial report of Ryanair Holdings plc for the period ended September 30, 2022 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

The interim financial statements comprise:

●          the condensed consolidated interim balance sheet as at September 30, 2022 on page 1;
●          the condensed consolidated interim income statement and condensed consolidated interim statement of comprehensive income for the six months then ended on pages 2 and 4;
●          the condensed consolidated interim income statement and condensed consolidated interim statement of comprehensive income for the three months then ended on pages 3 and 4;
●          the condensed consolidated interim statement of cash flows for the period then ended on page 5;
●          the condensed consolidated interim statement of changes in shareholders' equity for the period then ended on page 6; and
●          the Notes forming Part of the Condensed Consolidated Interim Financial Statements on pages 13 to 22. The MD&A Half-Year Ended September 30, 2022, MD&A Quarter Ended September 30, 2022 and Interim Management Report included in the half-yearly report on pages 7 to 12 do not form part of the interim financial statements.

The interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law, International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRSs as issued by the International Accounting Standards Board.
______________________________________________________________________________________________________________________________________________________________________________________________________________________
Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' ("ISRE (Ireland) 2410") issued for use in Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.
______________________________________________________________________________________________________________________________________________________________________________________________________________
Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (Ireland) 2410. However future events or conditions may cause the Group to cease to continue as a going concern.

____________________________________________________________________________________________________________________________________________________________________________________________________________________
Responsibilities for the interim financial statements and the review

Our responsibilities and those of the Directors

The half-yearly financial report, including the interim financial statements, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019. In preparing the half-yearly financial report including the interim financial statements, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the half-yearly financial report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers
Chartered Accountants
4 November 2022
Dublin

●        The maintenance and integrity of the Ryanair Holdings plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
●          Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

[1] Sustainalytics - a leading independent ESG & corporate governance research, ratings & analytics firm.
[2] Science Based Targets initiative - a collaboration between CDP, the United Nations Global Compact, World Resources Institute & the Worldwide Fund for Nature.  It helps companies to set emission reduction targets in line with climate science & the Paris Agreement goals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 November, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary